NO ACT

PE
12-13-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025137

Received SEC
JAN 10 2012
Washington, DC 20549

January 10, 2012

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-10-12

Ronald O. Mueller
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com

Re: General Electric Company
Incoming letter dated December 13, 2011

Dear Mr. Mueller:

This is in response to your letter dated December 13, 2011 concerning the shareholder proposal submitted to GE by William Steiner. We also have received letters on the proponent's behalf dated December 18, 2011, December 29, 2011, December 30, 2011, January 4, 2012, and January 8, 2012. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

January 10, 2012

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: General Electric Company
Incoming letter dated December 13, 2011

The proposal requests that the board adopt a policy that, whenever possible, the chairman shall be an independent director, by the standard of the New York Stock Exchange, who has not previously served as an executive officer of GE.

We are unable to concur in your view that GE may exclude the proposal under rule 14a-8(i)(3). We are unable to conclude that the proposal is so inherently vague or indefinite that neither the shareholders voting on the proposal, nor the company in implementing the proposal, would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. Accordingly, we do not believe that GE may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Angie Kim
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 18, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
General Electric Company (GE)
Special Meeting Topic
William Steiner

Ladies and Gentlemen:

This responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

To promote its view the company implicitly makes the controversial claim that the New York Stock Exchange and the Council of Institutional Investors are equally important to the functioning of public companies. The Council of Institutional Investors may have a staff in the neighborhood of 10 people.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 29, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
General Electric Company (GE)
Independent Board Chairman Topic
William Steiner

Ladies and Gentlemen:

This further responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

It is interesting that some of the similarly worded Gibson Dunn no action requests on this same resolved text, which was also submitted to other companies, include lengthy Item B on page 5 and others do not. This would seem to indicate mixed feelings about Item B by those who agree on avoidance of rule 14a-8 proposals.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

December 30, 2011

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 3 Rule 14a-8 Proposal
General Electric Company (GE)
Independent Board Chairman Topic
William Steiner

Ladies and Gentlemen:

This further responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

The company already relies on the Director independence standard of the New York Stock Exchange according to the "GE Governance Principles" attached. The GE Principles do not describe the substantive provisions of the NYSE standard of director independence.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

GE Governance Principles

The following principles have been approved by the board of directors and, along with the charters and key practices of the board committees, provide the framework for the governance of GE. The board recognizes that there is an ongoing and energetic debate about corporate governance, and it will review these principles and other aspects of GE governance annually or more often if deemed necessary.

1. Role of Board and Management

GE's business is conducted by its employees, managers and officers, under the direction of the chief executive officer (CEO) and the oversight of the board, to enhance the long-term value of the Company for its shareowners. The board of directors is elected by the shareowners to oversee management and to assure that the long-term interests of the shareowners are being served. Both the board of directors and management recognize that the long-term interests of shareowners are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, recruits, customers, suppliers, GE communities, government officials and the public at large.

2. Functions of Board

The board of directors has eight scheduled meetings a year at which it reviews and discusses the performance of the Company, its plans and prospects, as well as immediate issues facing the Company. Directors are expected to attend all scheduled board and committee meetings. In addition to its general oversight of management, the board also performs a number of specific functions, including:

a. selecting, evaluating and compensating the CEO and overseeing CEO succession planning;

b. providing counsel and oversight on the selection, evaluation, development and compensation of senior management;

c. reviewing, monitoring and, where appropriate, approving fundamental financial and business strategies and major corporate actions;

d. assessing major risks facing the Company — and reviewing options for their mitigation; and

e. ensuring processes are in place for maintaining the integrity of the Company - the integrity of the financial statements, the integrity of compliance with law and ethics, the integrity of relationships with customers and suppliers, and the integrity of relationships with other stakeholders.

3. Qualifications

Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the shareowners. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. We endeavor to have a board representing a range experience at policy-making levels in business, government, education and technology, and in areas that are relevant to the Company's global activities.

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the board for an extended period of time.

Directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE board, and other directors should not serve on more than four other boards of public companies in addition to the GE board. Positions held as of November 2002 in excess of these limits may be maintained unless the board determines that doing so would impair the director's service on the GE board.

When a director's principal occupation or job responsibilities change significantly during his or her tenure as a director, that director shall tender his or her resignation for consideration by the nominating and corporate governance committee. The nominating and corporate governance committee will recommend to the board the action, if any, to be taken with respect to the resignation.

The board does not believe that arbitrary term limits on directors' service are appropriate, nor does it believe that directors should expect to be renominated annually until they reach the mandatory retirement age. The board self-evaluation process described below will be an important determinant for board tenure. Directors will not be nominated for election to the board after their 73rd birthday, although the full board may nominate candidates over 73 in special circumstances.

4. Independence of Directors

A majority of the directors will be independent directors, as independence is determined by the board, based on the guidelines set forth below.

All future non-management directors will be independent. GE seeks to have a minimum of ten independent directors at all times, as independence is determined by the board based on the guidelines set forth below, and it is the board's goal that at least two-thirds of the directors will be independent. Directors who do not satisfy GE's independence guidelines also make valuable contributions to the board and to the Company by reason of their experience and wisdom.

For a director to be considered independent, the board must determine that the director does not have any direct or indirect material relationship with GE. The board has established guidelines to assist it in determining director independence, which conform to, or are more exacting than, the independence requirements in the New York Stock Exchange listing requirements (NYSE rules). In addition to applying these guidelines, the board will consider all relevant facts and circumstances in making an independence determination.

The board will make and publicly disclose its independence determination for each director when the director is first elected to the board and annually thereafter for all nominees for election as directors. If the board determines that a director who satisfies the NYSE rules is independent even though he or she does not satisfy all of GE's independence guidelines, this determination will be disclosed and explained in the next proxy statement.

In accordance with NYSE rules, independence determinations under the guidelines in section (a) below will be based upon a director's relationships with GE during the 36 months preceding the determination. Similarly, independence determinations under the guidelines in section (b) below will be based upon the extent of commercial relationships during the three completed fiscal years preceding the determination.

a. A director will not be independent if:

i. the director is employed by GE, or an immediate family member is an executive officer of GE;

ii. the director receives any direct compensation from GE, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

iii. an immediate family member receives more than $120,000 per year in direct compensation from GE;

iv. the director is affiliated with or employed by GE's independent auditor, or an immediate family member is affiliated with or employed by GE's independent auditor and such immediate family member personally works or worked on GE's audit; or

v. a GE executive officer is on the compensation committee of the board of directors of a company which employs the GE director or an immediate family member as an executive officer.

b. A director will not be independent if, at the time of the independence determination, the director is an executive officer or employee, or if an immediate family member is an executive officer, of another company that does business with GE and the sales by that company to GE or purchases by that company from GE, in any single fiscal year during the evaluation period, are more than the greater of two percent of the annual revenues of that company or $1 million.

c. A director will not be independent if, at the time of the independence determination, the director is an executive officer or employee, or an immediate family member is an executive officer, of another company which is indebted to GE, or to which GE is indebted, and the total amount of either company's indebtedness to the other at the end of the last completed fiscal year is more than two percent of the other company's total consolidated assets.

d. A director will not be independent if, at the time of the independence determination, the director serves as an executive officer, director or trustee of a charitable organization, and GE's discretionary charitable contributions to the organization are the greater of $200,000 or one percent of that organization's annual consolidated gross revenues during its last completed fiscal year. (GE's automatic matching of employee charitable contributions will not be included in the amount of GE's contributions for this purpose.)

5. Size of Board and Selection Process

The directors are elected each year by the shareowners at the annual meeting of shareowners. Shareowners may propose nominees for consideration by the nominating and corporate governance committee by submitting the names and supporting information to: Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. The board proposes a slate of nominees to the shareowners for election to the board. The board also determines the number of directors on the board provided that there are at least 10. Between annual shareowner meetings, the board may elect directors to serve until the next annual meeting. The board believes that, given the size and breadth of GE and the need for diversity of board views, the size of the board should be in the range of 13 to 17 directors.

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 4, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 4 Rule 14a-8 Proposal
General Electric Company (GE)
Independent Board Chairman Topic
William Steiner

Ladies and Gentlemen:

This further responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

This is further in regard to the company's lengthy Item B that was mentioned in the proponent party December 29, 2011 letter:
"It is interesting that some of the similarly worded Gibson Dunn no action requests on this same resolved text, which was also submitted to other companies, include lengthy Item B on page 5 and others do not. This would seem to indicate mixed feelings about Item B by those who agree on avoidance of rule 14a-8 proposals."

This lengthy Item B also fails to give a rule to support how part of the proposal can be called the resolved statement and how part of the proposal can be called the supporting statement.

Plus the company seems to base its argument on a purported impossibility that its CEO could depart suddenly for a better opportunity or otherwise.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

[GE: Rule 14a-8 Proposal, November 10, 2011]
3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" regarding executive pay – $15 million for our CEO Jeffrey Immelt. The Corporate Library said executive pay policy had worsened at our company.

Mr. Immelt received a mega-grant of two million stock options in 2010. Our four other Named Executive Officers (NEOs) received mega-grants of one million options. It was the only equity pay given to NEOs in 2010. To be effective, equity pay given as a long-term incentive should include performance-vesting features and not provide rewards due to a rising market alone.

Mr. Immelt's $4 million annual bonus was determined at the discretion of our Executive Pay Committee. Immelt's increase in pension was $6.3 million.

We had too many directors (16) – unwieldy board concern and potential for CEO dominance. Three directors were on 4 boards each – overextension concern. Six of our 16 board members had been on our board for 12 to 19 years – succession-planning concern.

Roger Penske was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with Delphi Corporation which filed for bankruptcy. Penske was also an inside-related director.

Douglas Warner had more than 19-years tenure (independence concern) and held seats on our key audit, executive pay and nomination committees. Andrea Jung and James Tisch received our highest negative votes. And Mr. Tisch had only been a director since 2010.

An independent Chairman policy can further enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16 ***FISMA & OMB Memorandum M-07-16***

January 8, 2012

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 5 Rule 14a-8 Proposal
General Electric Company (GE)
Independent Board Chairman Topic
William Steiner

Ladies and Gentlemen:

This further responds to the December 13, 2011 company request to avoid this established rule 14a-8 proposal.

To promote its view the company implicitly makes the controversial claim that the New York Stock Exchange and the Council of Institutional Investors are equally important in setting standards for NYSE member companies. The company is listed on the NYSE.

The Council does not have the power to set listing standard for companies on the NYSE. And the Council of Institutional Investors may have a staff of only 10 employees.

The GE Governance Principles are 4500-words and yet still do not find it necessary to give the "substantive provisions" of the "[NYSE] external set of guidelines" that are referred to in GE's Governance Principles. On the other hand rule 14a-8 proposals are limited to only 500-words.

The company second-guesses how *Allegheny Energy, Inc.* (February 12, 2010) might have been decided had circumstances been different.

The lengthy company Item B fails to give a rule to support how part of a proposal can be called the resolved statement and how part of a proposal can be called the supporting statement. The company does not describe its purported formula for determining that consecutive words must belong to the supporting statement instead of the resolved statement.

Plus the company seems to base its argument on a purported impossibility that its CEO could depart suddenly for a better opportunity or otherwise – even the day after this proposal could be adopted.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2012 proxy.

Sincerely,

John Chevedden

cc:
William Steiner

Lori Zyskowski <Lori.Zyskowski@ge.com>

GE Governance Principles

The following principles have been approved by the board of directors and, along with the charters and key practices of the board committees, provide the framework for the governance of GE. The board recognizes that there is an ongoing and energetic debate about corporate governance, and it will review these principles and other aspects of GE governance annually or more often if deemed necessary.

1. Role of Board and Management

GE's business is conducted by its employees, managers and officers, under the direction of the chief executive officer (CEO) and the oversight of the board, to enhance the long-term value of the Company for its shareowners. The board of directors is elected by the shareowners to oversee management and to assure that the long-term interests of the shareowners are being served. Both the board of directors and management recognize that the long-term interests of shareowners are advanced by responsibly addressing the concerns of other stakeholders and interested parties including employees, recruits, customers, suppliers, GE communities, government officials and the public at large.

2. Functions of Board

The board of directors has eight scheduled meetings a year at which it reviews and discusses the performance of the Company, its plans and prospects, as well as immediate issues facing the Company. Directors are expected to attend all scheduled board and committee meetings. In addition to its general oversight of management, the board also performs a number of specific functions, including:

a. selecting, evaluating and compensating the CEO and overseeing CEO succession planning;

b. providing counsel and oversight on the selection, evaluation, development and compensation of senior management;

c. reviewing, monitoring and, where appropriate, approving fundamental financial and business strategies and major corporate actions;

d. assessing major risks facing the Company — and reviewing options for their mitigation; and

e. ensuring processes are in place for maintaining the integrity of the Company - the integrity of the financial statements, the integrity of compliance with law and ethics, the integrity of relationships with customers and suppliers, and the integrity of relationships with other stakeholders.

3. Qualifications

Directors should possess the highest personal and professional ethics, integrity and values, and be committed to representing the long-term interests of the shareowners. They must also have an inquisitive and objective perspective, practical wisdom and mature judgment. We endeavor to have a board representing a range experience at policy-making levels in business, government, education and technology, and in areas that are relevant to the Company's global activities.

Directors must be willing to devote sufficient time to carrying out their duties and responsibilities effectively, and should be committed to serve on the board for an extended period of time.

Directors who also serve as CEOs or in equivalent positions should not serve on more than two boards of public companies in addition to the GE board, and other directors should not serve on more than four other boards of public companies in addition to the GE board. Positions held as of November 2002 in excess of these limits may be maintained unless the board determines that doing so would impair the director's service on the GE board.

When a director's principal occupation or job responsibilities change significantly during his or her tenure as a director, that director shall tender his or her resignation for consideration by the nominating and corporate governance committee. The nominating and corporate governance committee will recommend to the board the action, if any, to be taken with respect to the resignation.

The board does not believe that arbitrary term limits on directors' service are appropriate, nor does it believe that directors should expect to be renominated annually until they reach the mandatory retirement age. The board self-evaluation process described below will be an important determinant for board tenure. Directors will not be nominated for election to the board after their 73rd birthday, although the full board may nominate candidates over 73 in special circumstances.

4. Independence of Directors

A majority of the directors will be independent directors, as independence is determined by the board, based on the guidelines set forth below.

All future non-management directors will be independent. GE seeks to have a minimum of ten independent directors at all times, as independence is determined by the board based on the guidelines set forth below, and it is the board's goal that at least two-thirds of the directors will be independent. Directors who do not satisfy GE's independence guidelines also make valuable contributions to the board and to the Company by reason of their experience and wisdom.

For a director to be considered independent, the board must determine that the director does not have any direct or indirect material relationship with GE. The board has established guidelines to assist it in determining director independence, which conform to, or are more exacting than, the independence requirements in the New York Stock Exchange listing requirements (NYSE rules). In addition to applying these guidelines, the board will consider all relevant facts and circumstances in making an independence determination.

The board will make and publicly disclose its independence determination for each director when the director is first elected to the board and annually thereafter for all nominees for election as directors. If the board determines that a director who satisfies the NYSE rules is independent even though he or she does not satisfy all of GE's independence guidelines, this determination will be disclosed and explained in the next proxy statement.

In accordance with NYSE rules, independence determinations under the guidelines in section (a) below will be based upon a director's relationships with GE during the 36 months preceding the determination. Similarly, independence determinations under the guidelines in section (b) below will be based upon the extent of commercial relationships during the three completed fiscal years preceding the determination.

a. A director will not be independent if:

i. the director is employed by GE, or an immediate family member is an executive officer of GE;

ii. the director receives any direct compensation from GE, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service);

iii. an immediate family member receives more than $120,000 per year in direct compensation from GE;

iv. the director is affiliated with or employed by GE's independent auditor, or an immediate family member is affiliated with or employed by GE's independent auditor and such immediate family member personally works or worked on GE's audit; or

v. a GE executive officer is on the compensation committee of the board of directors of a company which employs the GE director or an immediate family member as an executive officer.

b. A director will not be independent if, at the time of the independence determination, the director is an executive officer or employee, or if an immediate family member is an executive officer, of another company that does business with GE and the sales by that company to GE or purchases by that company from GE, in any single fiscal year during the evaluation period, are more than the greater of two percent of the annual revenues of that company or $1 million.

c. A director will not be independent if, at the time of the independence determination, the director is an executive officer or employee, or an immediate family member is an executive officer, of another company which is indebted to GE, or to which GE is indebted, and the total amount of either company's indebtedness to the other at the end of the last completed fiscal year is more than two percent of the other company's total consolidated assets.

d. A director will not be independent if, at the time of the independence determination, the director serves as an executive officer, director or trustee of a charitable organization, and GE's discretionary charitable contributions to the organization are the greater of $200,000 or one percent of that organization's annual consolidated gross revenues during its last completed fiscal year. (GE's automatic matching of employee charitable contributions will not be included in the amount of GE's contributions for this purpose.)

5. Size of Board and Selection Process

The directors are elected each year by the shareowners at the annual meeting of shareowners. Shareowners may propose nominees for consideration by the nominating and corporate governance committee by submitting the names and supporting information to: Secretary, General Electric Company, 3135 Easton Turnpike, Fairfield, CT 06828. The board proposes a slate of nominees to the shareowners for election to the board. The board also determines the number of directors on the board provided that there are at least 10. Between annual shareowner meetings, the board may elect directors to serve until the next annual meeting. The board believes that, given the size and breadth of GE and the need for diversity of board views, the size of the board should be in the range of 13 to 17 directors.

[GE: Rule 14a-8 Proposal, November 10, 2011]

3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" regarding executive pay – $15 million for our CEO Jeffrey Immelt. The Corporate Library said executive pay policy had worsened at our company.

Mr. Immelt received a mega-grant of two million stock options in 2010. Our four other Named Executive Officers (NEOs) received mega-grants of one million options. It was the only equity pay given to NEOs in 2010. To be effective, equity pay given as a long-term incentive should include performance-vesting features and not provide rewards due to a rising market alone.

Mr. Immelt's $4 million annual bonus was determined at the discretion of our Executive Pay Committee. Immelt's increase in pension was $6.3 million.

We had too many directors (16) – unwieldy board concern and potential for CEO dominance. Three directors were on 4 boards each – overextension concern. Six of our 16 board members had been on our board for 12 to 19 years – succession-planning concern.

Roger Penske was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with Delphi Corporation which filed for bankruptcy. Penske was also an inside-related director.

Douglas Warner had more than 19-years tenure (independence concern) and held seats on our key audit, executive pay and nomination committees. Andrea Jung and James Tisch received our highest negative votes. And Mr. Tisch had only been a director since 2010.

An independent Chairman policy can further enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Ronald O. Mueller
Direct 202.955.8671
Fax 202.530.9569
RMueller@gibsondunn.com

Client C 32016-00092

December 13, 2011

VIA EMAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *General Electric Company*
Shareowner Proposal of William Steiner
Exchange Act of 1934—Rule 14a-8

Ladies and Gentlemen:

This letter is to inform you that our client, General Electric Company (the "Company"), intends to omit from its proxy statement and form of proxy for its 2012 Annual Meeting of Shareowners (collectively, the "2012 Proxy Materials") a shareowner proposal (the "Proposal") and statements in support thereof received from William Steiner (the "Proponent").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2012 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponent.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareowner proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to the Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

THE PROPOSAL

The Proposal states:

> RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meeting.

Further, a portion of the supporting statement states: "To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen."

A copy of the Proposal, the supporting statement and related correspondence with the Proponent is attached to this letter as Exhibit A.

BASIS FOR EXCLUSION

We believe that the Proposal may properly be excluded from the 2012 Proxy Materials pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading in that:

- the Proposal refers to an external set of guidelines for implementing the Proposal but fails to adequately define those guidelines; and

- the supporting statement's description of the Proposal conflicts with the language in the Proposal.

ANALYSIS

The Proposal May Be Excluded Under Rule 14a-8(i)(3) Because The Proposal Is Impermissibly Vague And Indefinite So As To Be Inherently Misleading.

Rule 14a-8(i)(3) permits the exclusion of a shareowner proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. The Staff consistently has taken the position that vague and indefinite shareowner proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"); *see also Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.").

A. The Proposal Is Excludable Because It Relies On An External Set Of Guidelines But Fails To Sufficiently Describe The Substantive Provisions Of The Guidelines.

The Staff has permitted the exclusion of shareowner proposals that—just like the Proposal—impose a standard by reference to a particular set of guidelines when the proposal or supporting statement failed sufficiently to describe the substantive provisions of the external guidelines. *See, e.g., Exxon Mobil Corp. (Naylor)* (avail. Mar. 21, 2011) (concurring with the exclusion of a proposal requesting the use of, but failing to sufficiently explain, "guidelines from the Global Reporting Initiative"); *AT&T Inc.* (Feb. 16, 2010) (concurring with the exclusion of a proposal that sought a report on, among other things, "grassroots lobbying communications as defined in 26 CFR §56.4911-2"); *Johnson & Johnson* (avail. Feb. 7, 2003) (concurring with the exclusion of a proposal requesting the adoption of the "Glass Ceiling Commission's" business recommendations without describing the recommendations).

In *Boeing Corp.* (avail. Feb. 10, 2004), the shareowner proposal requested a bylaw requiring the chairman of the company's board of directors to be an independent director, "according to the 2003 Council of Institutional Investors definition." The company argued that the proposal referenced a standard for independence but failed to adequately describe or define that standard such that shareowners would be unable to make an informed decision on the merits of the proposal. The Staff concurred with the exclusion of the proposal under Rule 14a-8(i)(3) as vague and indefinite because it "fail[ed] to disclose to shareholders the definition of 'independent director' that it [sought] to have included in the bylaws." *See also Schering-Plough Corporation* (avail. Mar. 7, 2008); *PG&E Corporation* (avail. Mar. 7, 2008); *JPMorgan Chase & Co.* (avail Mar. 5, 2008) (all concurring in the exclusion of proposals that requested that the company require the board of directors to appoint an independent lead director as defined by the standard of independence "set by the Council of Institutional Investors," without providing an explanation of what that particular standard entailed).

The Proposal, which states that the chairman of the board of directors must be an independent director "by the standard of the New York Stock Exchange," is substantially similar to the proposal in *Boeing* and the precedent cited above. The Proposal relies upon an external standard of independence (the New York Stock Exchange standard) in order to implement a central aspect of the Proposal but fails to describe the substantive provisions of the standard. Without information on the specifics of the New York Stock Exchange's listing standards, shareowners will be unable to determine the standard of independence to be applied under the Proposal that they are being asked to vote upon. As the Staff has found on numerous occasions, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal without at least knowing what they are voting on. *See* SLB 14B (noting that "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires"). Further, the Company's guidelines for director independence, which it discloses on its website pursuant to Item 407(a)(2) of Regulation S-K, are in some instances more exacting than the requirements imposed by the New York Stock Exchange. Thus, the proxy statement will not contain a description of the New York Stock Exchange independence standard. Accordingly, shareowners voting on the Proposal will have no guidance from the Proposal itself or from the proxy statement as to the definition of independence to be applied under the Proposal. As a result, shareowners will not have the necessary information from which to make an informed decision on the specific requirements the Proposal would impose.

The Proposal is distinguishable from other shareowner proposals that refer to director independence that the Staff did not concur were vague and indefinite. In these cases, the reference to the external source was not a prominent feature of the proposal. For example, in *Allegheny Energy, Inc.* (avail. Feb. 12, 2010) the Staff did not concur with the exclusion of a proposal under Rule 14a-8(i)(3) where the proposal requested that the chairman be an independent director (by the standard of the New York Stock Exchange) who had not previously served as an executive officer of the company. Although the proposal referenced the independent director standard of the New York Stock Exchange, the supporting statement in the *Allegheny Energy* proposal focused extensively on the chairman being an individual who was not concurrently serving, and had not previously served, as the chief executive officer, such that the additional requirement that the chairman be independent was not the primary thrust of the proposal. Unlike the proposal in *Allegheny Energy*, the Proposal and supporting statement here do not shift the emphasis of the proposal away from the New York Stock Exchange standard of director independence and onto an alternate test of independence (a person who is not and was not formerly the chief executive officer). In this respect, the Proposal is similar to the proposal in *Boeing*, which included analogous language by speaking favorably of "separating the roles of Chairman and CEO," and yet which the Staff concurred was impermissibly vague through its reliance on an external standard of independence that was not described in the proposal. Consistent with *Boeing*, we believe the Proposal's reference to the New York Stock Exchange standard of independence is a central element of the Proposal that is not defined or explained and that the Proposal's statements about separating the roles of chairman and chief executive officer do not alter that fact.

Further, we acknowledge that the Staff denied no-action relief under Rule 14a-8(i)(3) for some proposals with similar references to third party independence standards. *See AT&T Inc.* (avail. Jan. 30, 2009); *Clear Channel Communications, Inc.* (avail. Feb. 15, 2006); *Kohl's Corp.* (avail. Mar. 10, 2003). However, although the Staff did not explain the reasoning for its decisions, it appears that the no-action requests submitted in those instances did not directly and adequately argue that the proposals were vague and indefinite by virtue of their referencing an external standard without adequately describing the standard. For example, in *Clear Channel Communications*, the company argued that the external standard referenced was not a definition but a "confused 'discussion,'" and the proposal in *Clear Channel Communications*, unlike the Proposal, also set forth an additional definition of independence.

Because the New York Stock Exchange standard of independence is central to the Proposal, one cannot truly understand the Proposal without information on the New York Stock Exchange standard. Accordingly, we believe that the Proposal's failure to adequately describe the substantive provisions of the New York Stock Exchange standard of independence will render shareowners who are voting on the proposal unable to determine with any reasonable certainty what actions or measures the proposal requires. As a result, and consistent with the precedent discussed above, we believe the Proposal is so vague and indefinite as to be excludable in its entirety under Rule 14a-8(i)(3).

B. The Proposal Is Excludable Because The Supporting Statement Explains The Proposal As Operating In A Manner That Is Inconsistent With The Language Of The Proposal.

The Staff has on numerous occasions concurred that a shareowner proposal was sufficiently misleading so as to justify exclusion where a company and its shareowners might interpret the proposal differently, such that "any action ultimately taken by the [c]ompany upon implementation [of the proposal] could be significantly different from the actions envisioned by shareholders voting on the proposal." *Fuqua Industries, Inc.* (avail. Mar. 12, 1991). For example, in *General Motors Corp.* (avail. Apr. 2, 2008), the Staff concurred with excluding a proposal under Rule 14a-8(i)(3) because vague timing references in the proposal could result in action that was "significantly different" than what shareowners voting on the proposal might have expected. In *General Motors*, the proposal asked that executive pensions be adjusted pursuant to a "leveling formula" based on changes compared to "an average baseline executive employment level during the six year period immediately preceding commencement of GM's restructuring initiatives." The company argued that shareowners would not know what six year period was contemplated under the proposal, in light of the company having undertaken several "restructuring initiatives," and the Staff concurred that the proposal could be excluded because it was vague and indefinite. *See also Verizon Communications Inc.* (avail. Feb. 21, 2008) (excluding under Rule 14a-8(i)(3) a proposal attempting to set formulas for short- and long-term incentive-based executive compensation where the company argued that because the methods of calculation were inconsistent with each other, it could not determine with any certainty how to implement the proposal).

Consistent with the express language of Rule 14a-8(i)(3), which refers to both the proposal and supporting statement, the Staff has concurred that companies can exclude proposals where the supporting statement contains material misstatements as to the effect of implementing the proposal. For example, in *The Ryland Group, Inc.* (avail. Feb. 7, 2008), the Staff concurred that a proposal could be excluded under Rule 14a-8(i)(3) where the resolved clause sought an advisory vote both on "the executive compensation policies and practices set forth in the Company's Compensation Discussion and Analysis" and on the board Compensation Committee Report, yet the supporting statement stated that the effect of the proposal would be to provide a way to advise the company's board on "whether the company's policies and decisions on compensation have been adequately explained." Thus, the proposal and supporting statement, when read together, provided two significantly different expectations of what implementation of the proposal would entail. *See also Jefferies Group, Inc.* (avail. Feb. 11, 2008, *recon. denied* Feb. 25, 2008) (concurring in the exclusion of a similar proposal where the supporting statement resulted in vague and misleading statements as to the effect of implementing the proposal).

The Staff has previously concurred that a proposal and supporting statement may be excluded under Rule 14a-8(i)(3) based on vague or misleading statements as to the timing of the action sought under the proposal. Specifically, in *SunTrust Banks, Inc.* (avail. Dec. 31, 2008), a shareowner proposal requested that the board and its compensation committee implement certain executive compensation reforms if the company chose to participate in the Troubled Asset Relief Program ("TARP"). The proposal itself was silent as to the duration of the reforms but correspondence from the proponent indicated that the proponent's intent was that the reforms were to be in effect for the duration of the company's participation in TARP. The Staff concurred that the proposal was excludable under Rule 14a-8(i)(3), noting that:

> There appears to be some basis for your view that SunTrust may exclude the proposal under rule 14a-8(i)(3) as vague and indefinite. In arriving at this position, we note the proponent's statement that the "intent of the Proposal is

> that the executive compensation reforms urged in the Proposal remain in effect so long as the company participates in the TARP." By its terms, however, the proposal appears to impose no limitation on the duration of the specified reforms.

The Proposal is vague and inherently misleading because the supporting statement explains the Proposal as operating in a manner that is inconsistent with the language of the Proposal. Specifically, the Proposal requests that the "board of directors adopt a policy that, *whenever possible*, the chairman of our board shall be an independent director..." (emphasis added). Reading this language, a shareowner would expect that implementation of the Proposal would entail the Company's board adopting a policy and naming an independent director to serve as chairman of the board as soon as possible. The only time that a shareowner would expect this policy not to apply would be if it were at a particular time not possible to identify an independent director who would agree to serve as chair.[1] Shareowners would not expect from this language that implementation of the Proposal could entail adopting a policy that did not become effective until some indefinite date in the future, which could be nine or more years later.[2]

However, the supporting statement states that "this proposal gives the option of being phased in and implemented when our next CEO is chosen." This assertion that the Proposal has the "option of being phased in" is not reflected anywhere in the text of the resolved clause and directly conflicts with the statement that the Proposal is to be implemented "whenever

---

1 The Proposal does state that it may be implemented in a way that would not violate any existing contractual obligations, but shareowners would not expect that provision to be applicable as the Company consistently has disclosed in the Compensation Discussion & Analysis section of its proxy statement that its executives do not have employment agreements and serve at the will of the board. This type of delayed implementation is only an elaboration on the language of the proposal stating that the board chair should be independent "whenever possible," and thus is significantly different than the delayed implementation described in the supporting statement.

2 The age of the Company's Chief Executive Officer is 55 and the normal retirement age under the Company's pension plan is age 65. Likewise, based on the language of the Proposal, we would not expect the Staff to concur that a company had substantially implemented the Proposal under Rule 14a-8(i)(10) if the Company's board adopted a policy that did not become effective until an indefinite date in the future that could be years away.

possible." Thus, a shareowner reading the Proposal and the supporting statement would not know whether the policy it is being asked to vote on would go into effect immediately and require that the current chairman be replaced by an independent director, or not go into effect until some indefinite date in the future, after the current chairman ceases to serve as chief executive officer. Likewise the Company's board, in seeking to implement the policy, would not know whether shareowners intended for it to apply immediately, as indicated by the Proposal, or only in the future, as stated in the supporting statement.

The Proposal and supporting statement are comparable to the situation considered by the Staff in the *SunTrust Banks* precedent discussed above. By its terms, the proposal there did not appear to have any limitation on the timing of the reform that shareowners were being asked to approve. Nevertheless, statements by the proponent of that proposal indicated that it did intend there to be some limitation on the timing of implementing the reforms addressed in the proposal. If the company had implemented the proposed reforms only during the period that it was subject to TARP, its actions would have been significantly different than what shareowners reading the language of the proposal had expected. The same facts exist here. The language of the Proposal does not have any applicable limitation on the timing of implementing the reform under the policy that shareowners are being asked to support; in fact, the resolved clause of the Proposal states that the policy calling for an independent board chairman should be implemented "whenever possible," which suggests that the board must have an independent chairman as soon as practicable. The Proposal gives no explicit option of delay and in fact requests immediate implementation, as it would be "possible" for the board to require that the chairman be an independent director as soon as the policy is approved. By contrast, the supporting statement asserts that the policy described in the Proposal need not be implemented as soon as possible, but can be delayed to a date that, depending on the term of the current chief executive officer, could be years in the future. Thus, if the Company's board, in reliance on the supporting statement, were to implement the proposed reform under the Proposal so that it applied only when the next chief executive officer is chosen, its actions would be significantly different than what shareowners reading the language of the Proposal would have expected. Likewise, if the Company were to implement the language of the Proposal and immediately name an independent chairman of the board, its action would be significantly different than what shareowners who relied on the explanation in the supporting statement would have expected.

As in *Ryland Group* and *Jeffries Group*, the Proposal and its supporting statement have significantly differing descriptions of the effect of implementing the Proposal. Given the misleading assertion in the supporting statement and the resulting potentially divergent interpretations of when the Proposal must be implemented, it is not possible for a shareowner in voting on the Proposal to determine exactly what the Proposal is seeking. A shareowner relying on the supporting statement could incorrectly believe that the Proposal has an explicit option for phasing in its implementation when no such option actually exists by the Proposal's own terms. Further, the conflicting language of the Proposal and the supporting statement creates a fundamental uncertainty as to whether the board must immediately implement a policy requiring an independent chairman or whether the policy can be adopted now but not implemented until a much later date. As a result, shareowners voting on the Proposal might each interpret it differently, such that any action the Company ultimately takes to implement the Proposal could be significantly different from the actions shareowners envisioned when voting on the Proposal. *See Fuqua Industries, Inc.* (avail. Mar. 12, 1991); *see also Prudential Financial, Inc.* (avail. Feb. 16, 2007) (concurring with the exclusion of a proposal, which was susceptible to a different interpretation if read literally than if read in conjunction with the supporting statement, as vague and indefinite); *International Business Machines Corp.* (avail. Feb. 2, 2005) (concurring with the exclusion of a proposal regarding executive compensation as vague and indefinite because the identity of the affected executives was susceptible to multiple interpretations).

Consistent with Staff precedent, the Company's shareowners cannot be expected to make an informed decision on the merits of the Proposal if they are unable "to determine with any reasonable certainty exactly what actions or measures the proposal requires." SLB 14B; *see also Boeing Corp.* (avail. Feb. 10, 2004); *Capital One Financial Corp.* (avail. Feb. 7, 2003) (concurring in the exclusion of a proposal under Rule 14a-8(i)(3) where the company argued that its shareowners "would not know with any certainty what they are voting either for or against"). Accordingly, we believe that as a result of the vague and indefinite nature of the Proposal, the Proposal is impermissibly misleading and, thus, excludable in its entirety under Rule 14a-8(i)(3).

CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2012 Proxy Materials pursuant to Rule 14a-8(i)(3).

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. Correspondence regarding this letter should be sent to shareholderproposals@gibsondunn.com. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8671 or Lori Zyskowski, the Company's Corporate & Securities Counsel, at (203) 373-2227.

Sincerely,

Ronald O. Mueller

Enclosures

cc: Lori Zyskowski, General Electric Company
William Steiner
John Chevedden

GIBSON DUNN

EXHIBIT A

William Steiner

FISMA & OMB Memorandum M-07-16

Mr. Jeffrey R. Immelt
Chairman of the Board
General Electric Company (GE)
3135 Easton Tpke
Fairfield CT 06828
Phone: 203 373-2211

Dear Mr. Immelt,

I purchased stock in our company because I believed our company had greater potential. I submit my attached Rule 14a-8 proposal in support of the long-term performance of our company. My proposal is for the next annual shareholder meeting. I will meet Rule 14a-8 requirements including the continuous ownership of the required stock value until after the date of the respective shareholder meeting. My submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is my proxy for John Chevedden and/or his designee to forward this Rule 14a-8 proposal to the company and to act on my behalf regarding this Rule 14a-8 proposal, and/or modification of it, for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communications regarding my rule 14a-8 proposal to John Chevedden

FISMA & OMB Memorandum M-07-16 at:

to facilitate prompt and verifiable communications. Please identify this proposal as my proposal exclusively.

This letter does not cover proposals that are not rule 14a-8 proposals. This letter does not grant the power to vote.

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of my proposal promptly by email to ***FISMA & OMB Memorandum M-07-16***

Sincerely,

William Steiner (signature)
William Steiner

10/28/11
Date

cc: Brackett B. Denniston III
Corporate Secretary
Eliza Fraser <eliza.fraser@ge.com>
Associate Corporate Counsel
FX: (203) 373-3079
FX: 203-373-3131
FX: 203-373-2523

[GE: Rule 14a-8 Proposal, November 10, 2011]
3* – Independent Board Chairman

RESOLVED: Shareholders request that our board of directors adopt a policy that, whenever possible, the chairman of our board of directors shall be an independent director (by the standard of the New York Stock Exchange), who has not previously served as an executive officer of our Company. This policy should be implemented so as not to violate any contractual obligations in effect when this resolution is adopted. The policy should also specify how to select a new independent chairman if a current chairman ceases to be independent between annual shareholder meetings.

To foster flexibility, this proposal gives the option of being phased in and implemented when our next CEO is chosen.

When a CEO serves as our board chairman, this arrangement may hinder our board's ability to monitor our CEO's performance. Many companies already have an independent Chairman. An independent Chairman is the prevailing practice in the United Kingdom and many international markets.

The merit of this Independent Board Chairman proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance in order to more fully realize our company's potential:

The Corporate Library, an independent research firm, rated our company "D" with "High Governance Risk" and "Very High Concern" regarding executive pay – $15 million for our CEO Jeffrey Immelt. The Corporate Library said executive pay policy had worsened at our company.

Mr. Immelt received a mega-grant of two million stock options in 2010. Our four other Named Executive Officers (NEOs) received mega-grants of one million options. It was the only equity pay given to NEOs in 2010. To be effective, equity pay given as a long-term incentive should include performance-vesting features and not provide rewards due to a rising market alone.

Mr. Immelt's $4 million annual bonus was determined at the discretion of our Executive Pay Committee. Immelt's increase in pension was $6.3 million.

We had too many directors (16) – unwieldy board concern and potential for CEO dominance. Three directors were on 4 boards each – overextension concern. Six of our 16 board members had been on our board for 12 to 19 years – succession-planning concern.

Roger Penske was designated a "Flagged (Problem) Director" by The Corporate Library due to his involvement with Delphi Corporation which filed for bankruptcy. Penske was also an inside-related director.

Douglas Warner had more than 19-years tenure (independence concern) and held seats on our key audit, executive pay and nomination committees. Andrea Jung and James Tisch received our highest negative votes. And Mr. Tisch had only been a director since 2010.

An independent Chairman policy can further enhance investor confidence in our Company and strengthen the integrity of our Board. Please encourage our board to respond positively to this proposal for an Independent Board Chairman – Yes on 3.*

Notes:
William Steiner, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

AMERITRADE
Holding Corporation

1005 North Ameritrade Place, Bellevue, NE 68005

November 10, 2011

Mr. William Steiner

FISMA & OMB Memorandum M-07-16

RE: TD Ameritrade account ending in ***FISMA & OMB Memorandum M-07-16***

To Whom It May Concern:

Pursuant to your request, this letter is to confirm that you have continuously held no less than 8000 shares of the security Du Pont (DD) and 16,800 shares of General Electric (GE) in the TD Ameritrade account ending ir ince November 1, 2010.

If you have any further questions, please contact 800-669-3900 to speak with a TD Ameritrade Client Services representative, or e-mail us at clientservices@tdameritrade.com. We are available 24 hours a day, seven days a week.

Sincerely,

Heather Irvin
Corporate Actions and Dividends
TD Ameritrade